UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2019 (MM/DD/YY) AND ENDING September 30, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 T -Rex Avenue, Suite 300
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Natalia Watson 561-869-5215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Natalia Watson _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
National Securities Corporation _____ , as

of December 21 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



JUAN LUIS RAMOS
Notary Public - State of Florida
Commission # GG 35894
My Comm. Expires Jul 24, 2023
Bonded through National Notary Assn.

JUAN LUIS RAMOS
Notary Public

_____
NWatson
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

National Securities Corporation

(a wholly-owned subsidiary of
National Holdings Corporation)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

National Securities Corporation
(a wholly-owned subsidiary of National Holdings Corporation)

Statement of Financial Condition and Notes

Year ended September 30, 2020

Contents

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
National Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of National Securities Corporation (the "Company") as of September 30, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2019.

EISNERAMPER LLP
New York, New York
December 21, 2020



National Securities Corporation

Statement of Financial Condition
September 30, 2020

ASSETS

Cash	$22,495,433
Cash deposits with clearing organizations	445,800
Securities owned, at fair value	3,840,979
Receivables from broker-dealers and clearing organizations	3,060,691
Forgivable loans receivable	2,655,295
Other receivables	6,908,077
Prepaid expenses	892,900
Property and equipment, net	977,697
Goodwill	5,537,701
Intangibles, net	1,571,663
Due from affiliates	3,880,100
Deposits and other assets	249,637
Right-of-use assets	5,062,426
Deferred tax asset, net	2,136,250
TOTAL ASSETS	**$59,714,649**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Securities sold, but not yet purchased, at fair value	$549
Accrued commissions and payroll	13,037,631
Accounts payable and other accrued expenses	5,559,277
Deferred clearing and marketing credits	157,143
Operating lease liability	5,562,620
PPP loan	5,550,436
Due to parent	5,066,852
Total Liabilities	**34,934,508**

Commitments and Contingencies (Note I)

Shareholder's Equity

Common stock $0.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	2
Additional paid-in-capital	24,733,101
Retained earnings	47,038
Total Shareholder's Equity	**24,780,141**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$59,714,649**

See notes to statement of financial condition

National Securities Corporation

Notes to Statement of Financial Condition
September 30, 2020

NOTE A - DESCRIPTION OF BUSINESS

National Securities Corporation, ("National" or the "Company"), a wholly owned subsidiary of National Holdings Corporation ("Parent"), was incorporated under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer. The Company has offices throughout the United States with main offices in New York City, New York and Boca Raton, Florida.

The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA").

The Company does not hold customer funds or securities. The Company clears its transactions on a fully disclosed basis through National Financial Services, LLC ("NFS"), Axos Clearing ("Axos") formerly COR Clearing LLC, Raymond James ("RJ") and Interactive Brokers LLC.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Basis of presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

[2]   Use of estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could significantly differ from those estimates.

[3]   Income taxes

The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax basis of its assets and liabilities. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, requiring the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. As of September 30, 2020, the Company had no unrecognized tax positions.

The Company is included in consolidated federal and certain combined state and local income tax returns with its Parent.

[4]   Cash and cash equivalents

The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with maturities of less than three months when acquired that are not held for sale in the ordinary course of business. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

National Securities Corporation

[5] Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations represent net amounts due for fees and commissions associated with the Company's retail brokerage business.

[6] Forgivable loans

Forgivable loans represent loans to primarily newly recruited independent financial advisors as an incentive for their affiliation. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 9%). These forgivable loans are amortized over time. The Company provides an allowance for doubtful accounts on the notes based on historical collection experience and continually evaluates the receivables for collectability and possible write-offs where a loss is deemed probable. As of September 30, 2020, no allowance was considered to be required.

[7] Property and equipment, net

Property and equipment are recorded at cost net of accumulated depreciation and amortization.

[8] Deferred clearing and marketing credits

Deferred clearing and marketing credits represent clearing fee and marketing rebates from NFS. At September 30, 2020, the remaining deferred clearing and marketing rebates amounted to approximately $107,000 and $50,000, respectively.

[9] Goodwill and other intangible assets

Goodwill, which is not subject to amortization, is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an impairment loss will be recognized. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment. The annual impairment test performed on September 30, 2020 based on a quantitative assessment did not indicate any impairment of goodwill.

Intangible assets consisting of brand name are being amortized over their estimated useful lives on a straight-line basis and are subject to impairment testing on an annual basis through a comparison of the fair value of the assets to its carrying value. Based on the impairment test performed at September 30, 2020, there was no impairment of the brand name intangible asset. The Company utilized the relief-from-royalty method in determining the fair value of the brand name.

Intangible assets with finite lives including customer relationships are being amortized over their estimated useful lives on a straight-line basis and are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its finite-lived intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining useful life through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Estimated future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. The Company utilized the relief-from-royalty method in determining the fair value of the brand name.

National Securities Corporation

[10] Variable Interest Entities

The Company has entered into agreements to provide investment banking and advisory services to numerous investment funds (the "Funds") that are considered variable interest entities ("VIEs") under the accounting guidance. These Funds are established primarily to make and manage investments in equity or convertible debt securities of privately held companies that the Company, as investment advisory to the Funds, believes possess innovative or disruptive technologies and present opportunities for an initial public offering ("IPO") or another similar liquidity event within approximately one to five years from the date of investment. The Funds intend to hold the investments until an IPO or another similar liquidity event and then to make distributions to its investors when contractually permitted, estimated approximately six months following such IPO or liquidity event.

The Company earns fees from the Funds in the form of placement agent fees and carried interest. As the fee arrangements under such agreements are arm's-length and contain customary terms and conditions and represent compensation that is considered fair value for the services provided, the fee arrangements are not considered variable interests and accordingly, the Company does not consolidate such VIEs.

[11] New accounting guidance

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires the lessee to recognize the right to use lease assets and lease liabilities that arise from operating leases, and present them in its statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for operating leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements. The Company adopted the provisions of Topic 842 on October 1, 2019, using the modified retrospective approach and the option presented under ASU 2018-11 to transition only active leases as of October 1, 2019.

The Company elected to utilize the package of practical expedients permitted within the new standard, which among other things, allowed the Company to carryforward the historical lease classification. The Company made an accounting policy election to keep leases with an initial term of 12 months or less off the Company's consolidated statements of financial condition which resulted in recognizing those lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities of $5,602,000 and $5,844,000, respectively, as of October 1, 2019. The difference between the right-of-use assets and the lease liabilities was recorded to eliminate existing deferred rent balances and remaining balances of lease incentives recorded under Topic 840. The Company's current lease arrangements expire through 2030. See Note M for further information.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for the Fair Value Measurement," which removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The standard is effective for the Company beginning October 1, 2020 for both interim and annual periods. Early adoption is permitted. The Company is currently assessing the impact that the adoption of ASU 2018-13 will have on its financial statements.

In December 2019, the FASB issued ASU 2019-12, "Simplifying the Accounting for Income Taxes". The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in ASC Topic 740, Income Taxes. The amendments also improve consistent application of

National Securities Corporation

and simplify US GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 will be effective for the Company's fiscal year beginning October 1, 2021, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. The Company is currently assessing the impact that the adoption of ASU 2019-12 will have on its financial statements.

NOTE C – FAIR VALUE OF ASSETS AND LIABILITIES

US GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

The following table presents the carrying values and estimated fair values at September 30, 2020 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

Assets	September 30, 2020			
	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Cash	$ 22,495,433	$ 22,495,433	$	$ 22,495,433
Cash deposits with clearing organizations	445,800	445,800		445,800
Receivables from broker-dealers and clearing organizations	3,060,691		3,060,691	3,060,691
Forgivable loans receivable	2,655,295		2,655,295	2,655,295
Other receivables	6,908,077		6,908,077	6,908,077
Due from affiliates	3,880,100		3,880,100	3,880,100
	$ 39,445,396	$ 22,941,233	$ 16,504,163	$ 39,445,396
Liabilities				
Accrued commissions and payroll	13,037,631		13,037,631	13,037,631
Accounts payable and other accrued expenses	5,559,277		5,559,277	5,559,277
Due to parent	5,066,852		5,066,852	5,066,852
	$ 23,663,760		$ 23,663,760	$ 23,663,760

Notes to Statement of Financial Condition
September 30, 2020

The following table presents the financial assets and liabilities measured at fair value on a recurring basis at September 30, 2020:

Assets	Carrying Value	September 30, 2020			Total Estimated Fair Value
		Level 1	Level 2	Level 3	
Securities owned:					
Corporate stocks	$ 75,160	$ 75,160			$ 75,160
Restricted common stock	528,532		528,532		528,532
Warrants	3,237,287		2,162,380	1,074,907	3,237,287
	$ 3,840,979	$ 75,160	$ 2,690,912	$ 1,074,907	$ 3,840,979
Liabilities	Carrying Value	September 30, 2020			Total Estimated Fair Value
		Level 1	Level 2	Level 3	
Securities sold, but not yet purchased:					
Corporate stocks	$ 549	$ 549			$ 549
	$ 549	$ 549			$ 549

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended September 30, 2020:

	Beginning Balance as of September 30, 2019	Net Realized Gain or (losses)	Net Change in Unrealized Appreciation (Depreciation)	Purchases	Sales	Transfer into Level 3 (a)	Transfer Out of Level 3 (b)	Ending Balance as of September 30, 2020
Assets								
Warrants	3,925,312	-	(2,401,201)	-	-	74,508	(523,712)	1,074,907

(a) The Company received warrants as part of investment banking transactions.
(b) Transfers out consist of a transfer to Level 2 of a warrant as the underlying security became a publicly registered security and a warrant exercise.

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for our financial assets measured at fair value on a recurring basis with a significant Level 3 balance.

Financial Instruments Owned	Fair Value	Valuation Technique	Significant Unobservable Input(s)	Input/Range
Warrants	$ 1,074,907	Market approach	Discount for lack of marketability	25% - 46%
			Volatility	65% - 122%

Certain positions in common stock and warrants were received as compensation for investment banking services. Restricted common stock and warrants may be freely traded only upon the effectiveness of a registration statement covering them or upon the satisfaction of the requirements of SEC Rule 144, including the requisite holding period.

Warrants are carried at fair value as determined by using the Black-Scholes option pricing model. This model takes into account the underlying securities current market values, the underlying securities market volatility, the terms of the warrants, exercise prices, and risk-free return rate. The market value of the underlying securities' market value is discounted based on the value of a protective put.

National Securities Corporation

Notes to Statement of Financial Condition
September 30, 2020

NOTE D – OTHER RECEIVABLES

Other receivables represent principally employee receivables, investment banking transactions and trailing fees due from product sponsors.

NOTE E – FORGIVABLE LOANS RECEIVABLE

From time to time, the Company may make loans, evidenced by promissory notes, primarily to newly recruited independent financial advisors as an incentive for their affiliation. The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans (interest ranging up to 9%). These notes have various schedules for repayment or forgiveness based on production or retention requirements being met and mature at various dates through 2029. In the event the advisor's affiliation with the Company terminates, the advisor is required to repay the unamortized balance of the note.

The Company provides an allowance for doubtful accounts on the notes based on historical collection experience and continually evaluates the receivables for collectability and possible write-offs where a loss is deemed probable. As of September 30, 2020, no allowance was considered to be required.

NOTE F – INTANGIBLES

At September 30, 2020, intangibles consisted of the following:

	Estimated Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Brand name	3	$ 410,000	$ 136,666	$ 273,334
Customer relationships	10	4,109,839	2,815,243	1,294,596
Software license	3	44,800	41,067	3,733
		$ 4,564,639	$ 2,992,976	$ 1,571,663

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other things, requires the maintenance of minimum net capital. At September 30, 2020, the Company had net capital of $3,812,891, which was $2,812,891 in excess of its required net capital of $1,000,000.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraphs (k) (2) (i) and (ii) since the Company is an introducing broker dealer that clears all transactions on a fully disclosed basis and promptly transmits all customer funds and securities to clearing brokers.

NOTE H - INCOME TAXES

The Company is included in the consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis, which for 2020 amounted to approximately $632,000, will be paid to its Parent, or reduce amounts due to its parent.

National Securities Corporation

Notes to Statement of Financial Condition
September 30, 2020

Deferred tax amounts are comprised of the following at September 30, 2020:

Deferred tax assets:	
Operating lease liability	$ 1,583,292
Expenses associated with forgiveness of Paycheck Protection loan	1,579,824
Stock-based compensation	982,675
Other accruals	1,050,471
Total deferred tax assets	5,196,262
Deferred tax liability:	
Fair value of warrants	(921,431)
Right-of-use asset	(1,440,922)
Intangibles and property and equipment	(697,659)
Total deferred tax liability	(3,060,012)
Net	$ 2,136,250

NOTE I - COMMITMENTS AND CONTINGENCIES

Litigation and regulatory matters

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Several cases have no stated alleged damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Further, the Company has a history of collecting amounts awarded in these types of matters from its brokers that are still affiliated, as well as from those that are no longer affiliated. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

On July 3, 2019, a lawsuit was filed against the Company, the Parent and certain of its subsidiaries, the Parent's current board members and certain former board members, certain officers of the Parent, John Does 1–10, and the Company as a nominal defendant, in the United States District Court for the Southern District of New York, captioned *Kay Johnson v. National Securities Corporation, et al.,* Case No. 1:19-cv-06197-LTS. The complaint presents three purported derivative causes of action on behalf of the Company, and five causes of action by the plaintiff directly. As part of the derivative claims, the complaint generally alleges that certain of the individual defendants failed to establish and maintain adequate internal controls to ensure that the Parent's board of directors (the "Board") acted in accordance with its fiduciary duties to prevent and uncover alleged legal and regulatory misconduct and wrongdoing on the part of a National officer. As part of its claims brought directly by the plaintiff, the complaint generally alleges that certain individual and corporate defendants wrongfully terminated the employment of the plaintiff in violation of the Dodd-Frank Act and applicable common law, or conspired to do so. The complaint further alleges that certain corporate defendants violated the Equal Pay Act with regards to the plaintiff's compensation. The complaint seeks monetary damages in favor of the Company, an order directing the Company's board members to take actions to enhance the Company's governance, compensatory and punitive damages in favor of the plaintiff, and attorneys' fees and costs. On February 2, 2020, the plaintiff filed an amended complaint presenting additional causes of action. The Company has notified its insurer of the lawsuit and believes it has valid defenses to the asserted claims of the complaint. On March 18, 2020, the defendants filed a motion to dismiss the amended complaint. The plaintiff filed an opposition to the defendants' motion to dismiss on April 15, 2020, and the defendants filed a reply in further support of the motion to dismiss on May 6, 2020.

Liabilities for potential losses from complaints, legal actions, government investigations and proceedings are established where management believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In making these decisions, management bases its judgments on its

National Securities Corporation

knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss or range of loss related to such matters.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

In making these decisions, management bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution.

Because of the broad differences in value ascribed to each case by each plaintiff and the Company, management cannot estimate the possible loss or range of loss, if any, in excess of any amounts reasonably estimated and accrued.

As of September 30, 2020, the Company accrued approximately $920,000 for these matters which is included in accounts payable and other accrued expenses in the statement of financial condition.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts for the Company on a fee basis. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's customers.

It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged to operations, based on the particular facts and circumstances.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses on such accounts.

National Securities Corporation

To the extent the Company invests in marketable securities, the Company is subject to various market risks related to the portfolio.

NOTE K - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement, as amended in November 2015, with its Parent, whereby the Parent charges the Company for certain employees, insurance and benefits coverage, rent and utilities, software, equipment, email services, office supplies and travel costs as needed.

The Company entered into a service agreement, as amended in November 2015, with its affiliate, National Tax and Financial Services ("National Tax"), a wholly owned subsidiary of the Parent, whereby National Tax provides the Company with certain services related to its former brokerage operation, which the Parent transferred to the Company in November 2013, principally for compliance, supervision, information technology, human resources and corporate administrative support services. Additionally, rent and related utilities, advertising, recruiting, general insurance, office supplies, postage and overnight delivery and meals and entertainment may also be furnished as needed.

NOTE L – PROPERTY AND EQUIPMENT

At September 30, 2020, property and equipment consisted of the following:

	September 30, 2020	Estimated Useful Lives
Equipment and software	$ 577,870	3 - 6
Furniture and fixtures	217,499	5
Capital leases	509,483	3 - 7
Leasehold improvements	459,600	Lesser of useful life or term of lease
	1,764,452	
Less accumulated depreciation and amortization	(786,755)	
Property and equipment, net	$ 977,697	

NOTE M – LEASES

The Company's lease agreements primarily cover office space in various states expiring at various dates. The Company's leases are predominantly operating leases, which are included in right-of-use assets and operating lease liabilities on the Company's statement of financial condition. The Company's current lease arrangements expire from 2020 through 2030, some of which include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liability balances.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

National Securities Corporation

Notes to Statement of Financial Condition
September 30, 2020

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the implementation date of Topic 842 or the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The Company's lease agreements generally do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition.

In October 2018, the Company entered into an agreement to lease equipment under a finance lease for 24 months. The equipment under the lease is collateral for the lease obligation and is included within property and equipment in the statement of financial condition. The leased equipment is amortized on a straight line basis over 7 years. The interest rate related to the lease obligation is 5.6 percent and the maturity date is October 2020. The finance lease obligation is included within other liabilities in the statement of financial condition.

The table below summarizes the Company's scheduled future minimum lease payments under operating and finance leases, recorded on the statement of financial condition as of September 30, 2020:

Fiscal Year Ending September 30,	Operating Leases	Finance Lease
2021	$ 904,000	$ 51,000
2022	888,000	—
2023	908,000	—
2024	866,000	—
2025	835,000	—
Thereafter	2,532,000	—
Total minimum lease payments	$ 6,933,000	$ 51,000
Less: Amounts representing interest not yet incurred	1,370,000	—
Present value of lease obligations	$ 5,563,000	$ 51,000

National Securities Corporation

The following table presents the balances for operating and finance right-of-use assets and lease liabilities:

Leases	Classification	September 30, 2020
Assets		
Operating lease assets	Right-of-use assets	$ 5,062,000
Finance lease assets	Property and equipment	336,000
Total lease assets		**$ 5,398,000**
Liabilities		
Operating lease liabilities	Operating lease liabilities	$ 5,563,000
Finance lease liabilities	Other liabilities	51,000
Total lease liabilities		**$ 5,614,000**

The table below presents additional information related to the Company's leases as of September 30, 2020:

	Year Ended September 30, 2020
Weighted Average Remaining Lease Term:	
Operating Leases	7.98 years
Weighted Average Discount Rate:	
Operating Leases	5.50%

NOTE N – PAYCHECK PROTECTION PROGRAM

On April 10, 2020, the Company entered into a Promissory Note (the "Note") with Axos Bank as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program offered by the U.S. Small Business Administration (the "SBA") pursuant to the Coronavirus Aid, Relief, and Economic Security ("CARES") Act to qualified small businesses (the "PPP") in a principal amount of $5,523,738.

The interest rate for the PPP Note is a fixed rate of 1% per annum. Interest is calculated by applying the ratio of the interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. The applicable borrower is required to make monthly payments commencing on the first day of the first full calendar month following the end of a statutorily defined deferral period (the "Deferral Period"), and such payments shall continue to be due and payable on the first day of each calendar month thereafter until the date that is two (2) years following the funding date (the "Maturity Date"), or April 13, 2022. Monthly payment amounts are based on repayment of interest accrued during the Deferral Period, interest accruing until and including the Maturity Date, and full amortization of the outstanding principal balance. The PPP loan is recorded as debt.

According to the terms of the PPP, all or a portion of loans under the PPP may be forgiven if certain conditions set forth in the CARES Act and the rules of the SBA are met. In order to be forgiven, the proceeds of the PPP Loan are to be used to pay for payroll costs, continuation of group health care benefits during periods of paid sick, medical, or family leave, or insurance premiums; salaries or commissions or similar compensation; rent; utilities; and interest on certain other outstanding debt; however, 60% of the proceeds of each PPP Loan must be used for payroll purposes.

At its option, the Company may prepay all or a portion of its PPP Loan without penalty.

The PPP Note includes events of default, the occurrence and continuation of which would provide the Lender with the right to exercise remedies against the Company, as applicable, including the right to declare the entire unpaid principal balance under the applicable PPP Note and all accrued unpaid interest immediately due.